February 1, 2023

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01(a) of Pedro’s List, Inc.’s Form 8-K dated February 1, 2023, and we agree with the statements made therein. We have no basis on which to agree or disagree with the statements made in Item 4.01(b).

Very truly yours,

Professional Corporation

Chartered Professional Accountants

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PKF Antares Professional Corporation Chartered Professional Accountants Suite 700, 600 12 Avenue SW, Calgary, Canada T2R 1J3

T: +1 403 375 9955, www.pkfantares.com

PKF Antares Professional Corporation, Chartered Professional Accountants (PKF Antares) is a member firm of the PKF International Limited family of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.